January 28, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mercury Air Group, Inc. Form RW – Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Mercury Air Group, Inc., a Delaware corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-104932, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities Exchange Commission on May 3, 2003.

     The Registration Statement was initially filed in order to comply with contractual requirements accorded J.H. Whitney Mezzanine Fund, L.P. (“WMF”), with respect to common stock to be issued upon exercise of a certain warrant issued to WMF. However, because the Registrant lost its S-3 eligibility in October 2003 due to the late filing of certain financial reports, and because the contractual obligations to WMF’s successor have lapsed, the Registrant is withdrawing its Registration Statement.

     The Registration Statement has never been declared effective, and no shares have been sold pursuant to the Registration Statement. Should you have any questions regarding this matter, please do not hesitate to contact James R. Stern, legal counsel to the Registrant, at (312) 332-6405, or the undersigned at (310) 827-2737.

Sincerely,

MERCURY AIR GROUP, INC.

/s/ Wayne Lovett

Wayne Lovett, General Counsel